KWESST Demonstrates PARA OPS To Southern California Agencies

▪ Growing traction with certain agencies for PARA OPS and new 40mm ARWEN cartridge

▪ KWESST invited by the Los Angeles Police Department to showcase products to more than 100 law enforcement agencies at its 2024 Less Lethal Expo

OTTAWA, March 12, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE; TSXV: KWE, KWE.WT.U) ("KWESST" or the "Company") today reported on its demonstrations of PARA OPS to Southern California law enforcement agencies at their request following demonstrations at SHOT Show 2024 in Las Vegas in January.

"These are progressive and opinion-leading agencies in the U.S." said Sean Homuth, KWESST President and CEO. The Company stated that it continues to conduct a program of test and evaluation with a growing number of agencies following interest expressed at SHOT Show in its new PARA OPS and new ARWEN 40mm products.

KWESST has also been invited by the Los Angeles Police Department (LAPD) to its invitation-only Less Lethal Expo 2024 to be held June 6, 2024 at the LAPD Elysian Park Academy, with more than 100 law enforcement agencies expected in attendance.

"We are now in the process of formalizing demonstrations to several key agencies into test and evaluation programs that could lead to initial procurements", said Homuth. The Company added that some agencies are retaining or have requested samples of the PARA OPS systems for continuing test and evaluation, including in Southern California.

The PARA OPS patented Low Energy Cartridge (LEC) system is designed to be a more reliable and safer alternative to many legacy products on the market today, with versatile application across a wide range of situations for law enforcement, corrections facilities, maritime operations, dangerous animal control, private security and personal protection.

KWESST is also demonstrating PARA OPS and its new Arwen 40mm baton round to 20 elite special police forces at an international invitation-only gathering this Spring, as announced February 12, 2024.

"Most agencies are also interested in our new ARWEN 40mm or 37mm baton cartridges, said Homuth. "We are very encouraged at the accelerating interest from agencies of all kinds in our non-lethal products, due to their advantages over existing legacy systems."

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products including the previously announced Definitive Agreement with O'Dell Engineering by March 31, 2024, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Admini-strators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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